Exhibit 99.3

The following table sets forth certain summary consolidated financial information for the three and six month periods ended June 30, 2013 and 2012 in respect of HudBay Minerals Inc. (“Hudbay”) and its subsidiaries, certain of which are guarantors in respect of Hudbay’s US$650,000,000 aggregate principal amount of 9.5% senior unsecured notes (the “Notes”) due October 1, 2020.  The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by Hudbay’s existing and future subsidiaries, other than certain excluded subsidiaries that include subsidiaries that own the Constancia project; the Notes are guaranteed by: Hudson Bay Mining and Smelting Co., Limited, Hudson Bay Exploration and Development Company Limited and HudBay Marketing & Sales Inc.

This disclosure is being provided pursuant to Part 13.4 of National Instrument 51-102.  Additional continuous disclosure relating to Hudbay can be found on the  System  for  Electronic  Document  Analysis  and  Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov.

For the three months ending June 30:

	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
(000’s)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Total revenue	—	—	129,065	189,858	—	—	1,594	—	130,659	189,858
Profit (loss) continuing operations - attributable to owners	(35,136)	(30,054)	18,612	18,366	(55,290)	(17,938)	19,222	856	(52,592)	(28,770)
Profit (loss) - attributable to owners	(35,136)	(30,054)	18,612	18,366	(55,290)	(17,938)	19,222	856	(52,592)	(28,770)

For the six months ending June 30:

	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
(000’s)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Total revenue	—	—	273,340	376,896	—	—	(22,800)	—	250,540	376,896
Profit (loss) continuing operations - attributable to owners	(50,857)	(33,715)	36,590	38,920	(64,961)	(31,556)	28,641	2,090	(50,587)	(24,261)
Profit (loss) - attributable to owners	(50,857)	(33,715)	36,590	38,920	(64,961)	(31,556)	28,641	2,090	(50,587)	(24,261)

As at June 30, 2013 and December 31, 2012:

	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
(000’s)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Current assets	218,675	643,208	607,155	759,539	486,660	123,969	986	1,021	1,313,476	1,527,737
Non-current assets	2,138,445	1,600,917	856,911	753,358	2,729,816	1,648,171	(3,260,542)	(2,053,686)	2,464,630	1,948,760
Current liabilities	26,916	29,091	195,082	218,131	119,835	97,428	909	1,039	342,742	345,689
Non-current liabilities	671,942	482,971	1,079,438	1,159,531	1,157,856	364,227	(1,146,527)	(529,382)	1,762,709	1,477,347

1 This column includes all necessary amounts to eliminate all intercompany balances between the Guarantor credit supporters and the non-guarantor others, and other adjustments to arrive at the information for Hudbay on a consolidated basis.